SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 2004

BAYTEX ENERGY TRUST

(Translation of registrant’s name into English)

2200, 205 – 5TH AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 2V7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Exhibit No.	Document
1.	Annual Audited Consolidated Financial Statements for the year ended December 31, 2003
2.	Management’s Discussion and Analysis
3.	Notice of Annual Meeting May 17, 2004 and the Management Proxy Circular
4.	Instrument of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY TRUST
(Registrant)

By: Baytex Energy Ltd.

/s/ Daniel G. Belot
	Name:	Daniel G. Belot
	Title:	Vice President, Finance and
Chief Financial Officer

Dated: April 14, 2004